September 8, 2005

Mail Stop 4561

Charles W. McGuire
Executive Vice President, General Counsel and Secretary
HomeBanc Corp.
2002 Summit Blvd., Suite 100
Atlanta, GA 30319

      Re:	HomeBanc Corp.
      	HomeBanc Mortgage Corporation
      	HMB Capital Trust II
      	HMB Capital Trust III
		Registration Statement on Form S-3
      Filed on August 30, 2005
		File No.  333-127955

Dear Mr. McGuire :

      This is to advise you that we are limiting our review of the above registration statement to the following matters:

1. Refer to your disclosure regarding HomeBanc Mortgage Corporation`s debt securities in the second paragraph on page 11, stating that the securities may be guaranteed by HomeBanc Corp. Please clarify your disclosure to indicate that HomeBanc Corp. will fully and unconditionally guarantee the debt securities of HomeBanc Mortgage Corporation, as required by the eligibility requirements of Form S-3.
Please see Form S-3, General Instruction I.C.3.

2. We note your disclosure in the third full paragraph on page 43 that HomeBanc Corp. or HBMC will guarantee distributions with respect to the preferred capital securities of HMB Capital Trust II and HMB
Capital Trust III. Please tell us why you believe you are able to register the preferred capital securities on Form S-3 in light of General Instruction I.C.3 to Form S-3 which states that the parent of a subsidiary that is not otherwise S-3 eligible must fully and unconditionally guarantee the obligations of the subsidiary.

      We will not conduct any further review of the registration statement aside from this matter. All persons who by statute are responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.


As appropriate, please amend your registration statement in response to this comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



Any questions should be directed to Amanda McManus, Attorney-
Adviser,
at (202) 551-3412 or the undersigned at (202) 551-3495.

Sincerely,



Elaine Wolff
Branch Chief


cc:  	Ralph F. MacDonald, III, Esq. (via facsimile)
	Mark C. Kanaly, Esq. (via facsimile)
	Alston & Bird LLP

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Charles W. McGuire
HomeBanc Corp.
September 8, 2005
Page 3